Exhibit 99.1

NEWS RELEASE

GOLDEN QUEEN MINING EXECUTES LETTER AGreement WITH
Great American Minerals Exploration, Inc. TO ACQUIRE

INTERESTS IN GOLD ASSETS IN ALASKA AND NEVADA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

VANCOUVER, BRITISH COLUMBIA October 28, 2019 - Golden Queen Mining Consolidated Ltd. (TSXV:GQM.H, OTCQB:GQMND) (the “Company” or “Golden Queen”) announces that it has entered into a binding letter agreement (the “Letter Agreement”) with Great American Minerals Exploration, Inc., a Nevada corporation (“GAME”), with respect to a business combination transaction (“Proposed Transaction”), whereby Golden Queen is anticipated to be the publicly traded entity representing the combined company at closing (the “Resulting Issuer”). It is anticipated that the Proposed Transaction will be effected by way of a British Columbia court approved plan of arrangement with the exact form and structure of the Proposed Transaction to be determined by the parties.

The completion of the Proposed Transaction will be subject to requisite shareholder, court and regulatory approval, including the approval of the TSX Venture Exchange (the “TSXV”), and a number of additional conditions precedent, including the negotiation and execution of a definitive agreement (the “Definitive Agreement”), and GAME causing the completion of a subscription receipt financing at US$1.00 per subscription receipt (the “Subscription Receipt Financing”) for proceeds of not less than US$10 million and up to US$15 million. Each issued and outstanding share of common stock of GAME and each subscription receipt issued in the Subscription Receipt Financing will ultimately be exchangeable into shares of the Resulting Issuer on a one-for-one basis in connection with the closing of the Proposed Transaction.

In addition, GAME intends to close its current non-brokered private placement of its common stock to raise up to US$1,500,000 at US$0.50 per share to pay debt and for working capital purposes (the “Working Capital Placement”) and after closing the Working Capital Placement, a non-brokered private placement of its common stock to raise up to US$1,500,000 at US$0.75 per share to fund capital requirements related to the Proposed Transaction (the “Private Placement”) prior to closing of the Proposed Transaction. GAME will use its commercially reasonable efforts to complete the Working Capital Placement, Private Placement and Subscription Receipt Financing (collectively, the “Financings”) as soon as practicable. GAME will also issue shares of common stock in connection with an option agreement related to its SAM Alaska Project (the “Option Payment”).

Based on GAME’s capital structure, the closing of the Financings, Option Payment and an assumed valuation of the Resulting Issuer, each share of Golden Queen will be recapitalized into 0.39411975 Resulting Issuer shares (the “Exchange Ratio”), subject to adjustment. Upon completion of the Proposed Transaction and the Financings, it is expected that the current shareholders of Golden Queen will own in aggregate approximately 7% of the shares of the Resulting Issuer on a non-diluted basis.

In the event the Private Placement or Subscription Receipt Financing is completed at a price of less than US$0.75 per share, the exchange ratio will be recalculated using the valuation implied by the pricing of the Subscription Receipt Financing or the Private Placement, as applicable.

Guy Le Bel, CEO and CFO of Golden Queen states that “this transaction is the culmination of several months of work to provide the Golden Queen shareholders access to one of the most attractive development assets in the Americas. This transaction will be beneficial for existing Golden Queen shareholders and stakeholders with a combined entity creating a precious metals exploration and development company with an asset located in Alaska.”

Upon completion of the Proposed Transaction, Dennis McDowell is expected to continue as CEO of the Resulting Issuer. The board of directors of the Resulting Issuer is expected to be comprised of seven members, consisting initially of six directors as determined by GAME (which will include Dennis McDowell) and one director as determined by Golden Queen.

A special committee of the independent directors of Golden Queen has been appointed by the board of directors of Golden Queen and will be working to settle the terms of a definitive agreement reflecting the Proposed Transaction.

Following the closing of the Proposed Transaction and subject to the approval of the TSXV, the shares of the Resulting Issuer will be listed on the TSXV. It is expected that certain escrow and pooling restrictions will apply to the shares of the combined company in accordance with the policies of the TSXV.

None of the securities contemplated to be issued in connection with the Proposed Transaction or the proposed Private Placement or Subscription Receipt Financing (collectively, the “Securities”) have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States. No Securities may be offered or sold in the United States absent such registration or an available exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Great American Minerals Exploration, Inc.

Great American Minerals Exploration, Inc. (“GAME”) is a privately held Nevada corporation focused solely on the exploration, development and mining of precious and base metals in interior Alaska continuously since 1998. GAME currently controls two district scale gold projects: (the ‘SAM’ gold project located approximately 70-miles southeast of Fairbanks, Alaska in the Big Delta district; the ‘Circle’ gold project located approximately 70-mile northeast of Fairbanks in the east Circle district; and, it’s ‘Glory Creek’ district scale VMS project located in the east Bonnifield district of interior Alaska). GAME’s management team is highly recognized in the market with over 100 years of successful direct experience in Alaska.

The flagship SAM project is a 100 square mile district scale project (approx. 45 miles west of Pogo) held in a subsidiary of GAME (SAM ALASKA LLC) which is a 60/40 Joint Venture (“JV”) LLC. GAME’s JV partner is earning into a 60% ownership. This is an advanced development stage gold project with approximately $35MM USD spent in the ground to date targeting an initial mining scenario of the Naosi resource (approx. 3% of the SAM land position) on a 5-year startup horizon. This is a shallow oxide resource targeted for a minimum of 1.5MM oz. Au net / minimum 3.0 MM oz.; and, with an average grade of 2.9 GPT. The Naosi resource is one of what GAME believes to be multiple gold resources on the approximately 100 Sq. mile property containing over 60 Sq. miles of identified gold in soils having over 50,000 meters of core drilling to date.

GAME’s vision: “To be the most respected mid-tier exploration and development company in Alaska providing continuous joint venture, strategic alliance, and project acquisition opportunities to major mining companies ensuring short and long term success for our company, our business partners, and our shareholders; and recognized as such.”

For further information please contact:

Brenda Dayton
Telephone: 604.417.7952
Email: bdayton@goldenqueen.com

Caution with Respect to Forward-Looking Statements: Except for statements of historical fact contained herein, the information in this press release includes certain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and US securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “expects”, “will”, “will continue to”, or similar terminology. Forward-looking statements include but are not limited to, statements related to, the terms and conditions of the Proposed Transaction, the terms of the Financings, the composition of the board of directors of the combined company upon completion of the Proposed Transaction, the completion of the Proposed Transaction and the Financings, the expected benefits to shareholders and the receipt of necessary approvals including shareholder, court, TSXV, regulatory and other third party approvals, the plans and intentions with respect to activities on the projects by GAME, expected production rates, ore output and grade results, the results of ongoing drilling supporting past resource estimates and the application of the policies of the TSXV. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to differ materially from statements in this press release regarding our intentions including, without limitation, risks and uncertainties regarding: the Company’s ability to complete the Proposed Transaction, GAME’s ability to complete the Financings, the expected timing and terms of the Proposed Transaction and the Financings, the state of the financial market, market volatility, accidents; equipment breakdowns; commodity prices; changes in planned work resulting from logistical, technical or other factors; that results of operations on the projects of GAME will not meet projected expectations due to any combination of technical or operational factors, and other risks and uncertainties that the Company is unaware of at this time. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors should not put undue reliance on forward-looking statements. Any forward looking statement made by the Company in the press release is based only on information currently available to us and speaks only as of the date on which it is made. The Company does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws.